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Exhibit 12

TARGET CORPORATION
Computations of Ratios of Earnings to Fixed Charges for each of the
Five Years in the Period Ended January 29, 2011

	Fiscal Year Ended
Ratio of Earnings to Fixed Charges

(millions)	Jan. 29, 2011	Jan. 30, 2010	Jan. 31, 2009	Feb. 2, 2008	Feb. 3, 2007

Earnings from continuing operations before income taxes	$4,495	$3,872	$3,536	$4,625	$4,497
Capitalized interest	2	(9)	(48)	(66)	(47)

Adjusted earnings from continuing operations before income taxes	4,497	3,863	3,488	4,559	4,450

Fixed charges:
Interest expense (a)	776	830	956	747	646
Interest portion of rental expense	110	105	103	94	88

Total fixed charges	886	935	1,059	841	734

Earnings from continuing operations before income taxes and fixed charges	$5,383	$4,798	$4,547	$5,400	$5,184

Ratio of earnings to fixed charges	6.08	5.13	4.29	6.42	7.06

(a)
Includes interest on debt and capital leases (including capitalized interest) and amortization of debt issuance costs. Excludes interest income and interest associated with unrecognized tax benefit liabilities, which is recorded within income tax expense.

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  Exhibit 12
TARGET CORPORATION Computations of Ratios of Earnings to Fixed Charges for each of the Five Years in the Period Ended January 29, 2011